UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On February 24, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) repurchased 17 million CEMEX CPOs, at a weighted-average price of MXN$10.3813 per CPO pursuant to the stock repurchase program approved at the annual general ordinary shareholders’ meeting held on March 25, 2021 (the “Program”). The total amount of these CPO repurchases, excluding fees and value-added tax, was approximately MXN$176.5 million (approximately U.S.$8.5 million based on an exchange rate of MXN$20.6525 to U.S.$1.00 determined by Banco de México). CEMEX engaged Citibanamex Casa de Bolsa, S.A. de C.V., Casa de Bolsa, integrante del Grupo Financiero Citibanamex to execute these CPO repurchases.

As required under the laws of Mexico, any future repurchases of CEMEX CPOs by CEMEX under the Program will be announced no later than the end of the business day following the date on which such repurchases are made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: February 25, 2022	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller